DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

04007891

February 6, 2004

Roy J. Katzovicz
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	2/6/2004

Re: Valero Energy Corporation
Incoming letter dated January 9, 2004

Dear Mr. Katzovicz:

This is in response to your letter dated January 9, 2004 concerning the shareholder proposal submitted to Valero Energy by the Nathan Cummings Foundation and the Amalgamated Bank LongView MidCap 400 Index Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 17 2004
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Lance E. Lindblom
President & Chief Executive Officer
Nathan Cummings Foundation
475 Tenth Avenue, Fourteenth Floor
New York, NY 10018

Cornish F. Hitchcock
1100 17th Street, NW, 10th Floor
Washington, DC 20036-4601

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

January 9, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Valero Energy Corporation – File No. 1-13175
Statement of Reasons for Omission of Shareholder
Proposal Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

Valero Energy Corporation, a Delaware corporation ("Valero" or the "Company"), has received a stockholder proposal (the "Proposal," attached as Exhibit A) co-sponsored by the Nathan Cummings Foundation and the Amalgamated Bank LongView MidCap 400 Index Fund (together, the "Proponents"), that the Proponents wish to have included in Valero's proxy statement (the "Proxy Statement") for its 2004 annual meeting of stockholders (the "2004 Annual Meeting").

The Proposal and its supporting statement do not satisfy the requirements of Rule 14a-8. Valero intends to omit the Proposal under Rules 14a-8(i)(7) promulgated under the Securities Exchange Act of 1934, as amended. The definitive form of the Proxy Statement is currently scheduled to be filed with the Commission on or about March 29, 2004. Accordingly, on behalf of Valero, we hereby submit this statement of reasons for exclusion of the Proposal from the

Proxy Statement, for filing pursuant to Rule 14a-8(j) and hereby request that the Staff confirm that it will not recommend enforcement action against Valero should Valero omit the Proposal from the Proxy Statement.

The Proposal

The Proposal requests that an independent committee of the Company's board of directors assess the Company's response to the regulatory, competitive and public relations risks related to gaseous emissions and climate change and report the results of that assessment to stockholders by September 1, 2004.

Rule 14a-8(i)(7) – The Proposal May Be Omitted If It Deals with Ordinary Business Operations.

Under Rule 14a-8(i)(7) an issuer can omit a stockholder proposal if it "deals with a matter relating to the company's ordinary business operations." Strategies for dealing with environmental issues are fundamental to, and inextricably woven with the conduct of, Valero's ordinary business, the refining of crude oil and the distribution and sale of gasoline and other petroleum products. In Exchange Act Release No. 34-20091 (August 16, 1983), the Commission specifically addressed the issue of the excludability of proposals requesting reports on matters which relate to a company's ordinary business operations. According to the Release, a proposal may be excluded if the subject matter of the special report involves a matter of ordinary business.

The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Exchange Act Release No. 40018 (May 21, 1998). This general policy rests on two primary considerations: (i) that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id.

In light of the Company's business, Rule 14a-8(i)(7) directly addresses the Proposal and, in particular, the Commission's central policy concerns support the exclusion of the Proposal from the Company's Proxy Statement. Moreover, the Staff's view of substantially similar proposals made to companies in the same or allied businesses has been that such proposals fall within the purview of the Rule. See Xcel Energy Inc. (publicly available April 1, 2003) (granting no-action relief to an issuer engaged in the power generation and electricity and natural gas distribution business for excluding a global climate change related proposal for a board of directors report analyzing the economic risks and benefits associated with gaseous emissions); Exxon Mobil Corporation (publicly available March 27, 2003) (granting no-action relief to an issuer engaged in the crude oil exploration and refining business for excluding a global climate change related proposal for a board of directors' "strategic implementation plans" regarding energy efficient investments in the company's operating facilities that fall within certain payback periods); Cinergy Corp. (publicly available February 5, 2003) (granting no-action relief to an issuer engaged in the power generation and distribution business for excluding a global climate change related proposal for a board of directors report analyzing the economic risks and benefits associated with gaseous emissions). As in the case of each of these recent no-action positions involving Xcel Energy Inc., Exxon Mobil Corporation and Cinergy Corp., evaluation of environmental impacts and their attendant consequences, economic or otherwise, are fundamental to the ordinary business operations of Valero as a refiner of crude oil and a distributor and seller of gasoline and other petroleum products.

The Company is one of the country's leading refiners. As such, Valero is intimately involved, on day-to-day basis, in the panoply of issues relating to the potential impact of petroleum products and by-products, including gaseous emissions, on air quality and the environment generally. At an operational level, environmental compliance, including the treatment and processing of diesel and gasoline fuel to remove sulfur and nitrogen that result in gaseous emissions, accounts for approximately 25% of the daily operations at each of the Company's 14 refineries. Beyond Valero's in-line operations, the Company employs over 250 dedicated professionals in the Company's health, safety and environment ("HSE") staff, whose sole focus is to execute HSE policies and programs, including, among other things, complying with existing local, state, federal and international regulatory schemes and monitoring future regulatory developments.

The fundamental importance of environmental matters to Valero's day-to-day operations is readily apparent from Valero's substantial investments in environmental projects and related initiatives. Over the past two years, the Company has spent in excess of $745 million on environmental capital projects. Valero's allocated capital spending budgets through 2008 provide for an additional $1.728 billion in environmental-related capital expenditures, including more than $1 billion to produce cleaner-burning fuels and millions of dollars in voluntary environmental initiatives throughout Valero's system. With respect to reducing emissions of greenhouse gases in particular, energy efficiency projects currently in Valero's five-year budget are presently expected to reduce in excess of 250,000 tons of carbon dioxide emissions per year. In addition, Valero is currently investigating and developing projects that have a potential to reduce carbon dioxide emissions by an additional 72,000 tons per year. A number of Valero's refineries rank among the most energy efficient in the country as determined by the biennial study conducted by Solomon Associates, the leading performance benchmarking and consulting firm to large scale process industries including refinery operations.

All of these initiatives have are being undertaken under the ultimate direction of, Valero's board of directors. Valero takes a top-down approach to compliance and monitoring functions as they relate to environmental matters. In particular, an independent committee of the Company's board of directors, the audit committee, is responsible for the oversight of management in the execution of its environmental policies. The audit committee oversees annual environmental compliance audits and senior management presents annual reports to the audit committee including the results of these audits. In addition, senior management periodically updates the audit committee on any developments that are monitored in monthly and weekly reports from in-line managers to senior management. This system of oversight is designed to ensure regulatory compliance and to evaluate environmental related regulatory, competitive and reputation risks, and their attendant economic consequences on the Company.

Valero and its board of directors have taken a pro-active approach regarding the innovation of technologies for the reduction of gaseous emissions. The Company has installed state of the art emission controls on its process units, including Belco scrubbing technology. A Belco scrubber is the most efficient technology currently employed to remove sulfur dioxide and catalyst solids from the stack emissions of fluid catalytic cracking units ("FCCU") (FCCU produces gasoline and other fuels), which is typically the largest single source of emissions from a petroleum refinery. Valero was the first refining company to install this technology on an FCCU and, in so doing, pioneered a so-called Best Available Control Technology for reducing these emissions from FCCUs. The application of this technology has been widely adopted throughout the refining industry. A similar project that is currently budgeted is the installation of proprietary control systems on the Company's largest process heaters that reduce fuel consumption and carbon dioxide emissions and emissions of nitrogen oxides. The Company is undertaking development of this proprietary control system in collaboration with the U.S. Department of Energy, which has sponsored and provided funding for this project.

The impact of environmental matters in the Company's day-to-day management is apparent from consideration of the impact of current and anticipated environmental regulations on Valero's marketing initiatives. The Company's Corpus Christi, Texas refinery was designed to bring large volumes of cleaner-burning reformulated gasoline to market for specific use in areas with poor air quality, including the production of so-called "California" grade gasolines for sale in the highly regulated California market and other markets that may, in the future, adopt similar standards. In addition, the Company has invested in the production and marketing of low sulfur diesel for sale to large fleet operations as a way of enabling fleets to voluntarily reduce gaseous emissions, although there are no current regulations requiring them to do so. These decisions reflect the fact that the Valero Board of Directors, as well as the Company's management, is firmly aware of and responsive to regulations, economic impacts and competitive and reputation risks on the Company's day-to-day business with respect to environmental matters.

The initiatives Valero has taken under the leadership of its Board of Directors have been widely recognized.

- In 2001, Valero was honored by World Refining Magazine as the U.S. Refiner of the Year for investing in the U.S. refining industry and serving as a national leader in the production of clean-burning fuels.

- Valero was one of the only U.S. refiners to receive a 2000 Environmental Achievement Award at America's Clean Air Celebration.
- Hart's "Fuel Technology and Management" magazine presented Valero with its Environmental Leadership Award.
- Valero's Texas refineries also earned membership in the Clean Industries Texas 2000 environmental program in which industrial plants were asked to reduce their emissions by 50 percent between 1995 and 2000.

As clearly demonstrated by the foregoing, the scope of the Company's focus on these areas is substantial and fundamental to Valero's day-to-day operations. Subjecting these matters to direct stockholder oversight, as suggested by the Proposal, is both impractical and undesirable, and, therefore, the Proposal may be excluded on this basis. See Exchange Act Release No. 40018 (May 21, 1998).

Valero is mindful of the increasing focus of local, national and international regulatory bodies on gaseous emissions and climate change more generally. Indeed, the Company firmly views these as important matters. However, given the inextricable nature of the impact of environmental matters, including attendant regulations, economic impacts and competitive and reputation risks on the Company's day-to-day business and the myriad of current and expected future areas of environmental regulation, Valero's board of directors and management, rather than its stockholders, are in the best position to set the Company's priorities in these areas. In particular, given the nature of Valero's ordinary day-to-day business, balancing its business concerns with environmental impact is a constant task that requires not only bringing to bear the most current and detailed knowledge of the issues involved, but the making of delicate judgments regarding the best overall course of action. The Proposal probes too deeply into matters of a complex nature upon which stockholders are not in a position to make an informed judgment and, therefore, the Proposal may be excluded on this basis. See Exchange Act Release No. 40018 (May 21, 1998).

The Commission appears to have recognized in the past that matters contemplated by the Proposal do not implicate broader social policy and are best left to the companies' management and boards of directors, to be dealt with in the ordinary course of business. See Xcel Energy Inc. (publicly available April 1, 2003); The Mead Corporation (publicly available January 31, 2001) (granting no-action relief for excluding a proposal related to a request for a report of the company's environmental risk in financial terms). In the indistinguishable circumstances of both Xcel Energy Inc. and The Mead Corporation, the Staff granted no-action relief where the issuer argued that Rule 14a-8(i)(7)'s "social policy" exception does not apply where proponents urged a board of directors' analysis of the regulatory and economic impacts of environmental regulation on the subject company. Id.

* * * * * *

For the forgoing reasons, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its Proxy Statement. Pursuant to Rule 14a-8(j)(2), filed herewith are six copies of this letter as well as six copies of the Proposal. If you have any questions regarding this matter or require additional information, please contact the undersigned at (212) 403-1313. If the Staff does not agree with the conclusions set forth herein, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter is simultaneously being forwarded to the Proponents.

Very truly yours,

Roy J. Katzovicz

Encl.

cc: Jay Browning, Esq.
Lawrence S. Makow, Esq.
Lance E. Lindblom (The Nathan Cummings Foundation)
Caroline L. Williams (The Nathan Cummings Foundation)
Cornish F. Hitchcock (Amalgamated Bank)

Exhibit A

CLIMATE CHANGE RESOLUTION

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities." The National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago."

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

100+ countries have ratified the Kyoto Protocol, spurring greenhouse gas emissions (GHG) controls abroad that could disadvantage U.S. companies against competitors already accustomed to operating in carbon-constrained environments. At least half of U.S. states are addressing global warming through legislation, lawsuits against the Bush administration or programs initiated by governors.

According to recent polls by Zogby and Gallup, 75% of Americans favor mandatory controls on GHG emissions.

Recent reports by CERES, the Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate the growing financial risks of climate change for US corporations, and that companies are not adequately disclosing these risks to investors.

The reinsurer Swiss Re is asking companies applying for directors and officers insurance to explain what they are doing to prepare for potential regulation of GHG emissions.

We believe our industry is highly exposed to risk from climate change; according to the Energy Information Administration, over half of all GHG emissions in the United States are from oil and gas combustion.

Industry leaders such as Royal Dutch/Shell, BP, ConocoPhillips, Statoil, Suncor and Amerada Hess are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor*, the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT:

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 6, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Valero Energy Corporation
Incoming letter dated January 9, 2004

The proposal requests that an independent committee of the board prepare a report on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions.

We are unable to concur in your view that Valero Energy may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Valero Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Grace K. Lee
Special Counsel